Exhibit 11.1


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        SANITEC INTERNATIONAL AG, SANITEC INTERNATIONAL S.A., SANITEC OY




                       CODE OF ETHICS FOR SENIOR OFFICERS

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I. SCOPE AND PURPOSE

The ethical and professional conduct of officers and employees with responsibility for financial management and reporting functions is essential to ensure a fair, full, and timely disclosure of financial information. In order to promote ethical and professional conduct and to deter any wrongdoing Sanitec International AG, Sanitec International S.A. and Sanitec Oy (each "the Company") requires its Chief Executive Officer, Chief Financial Officer, Principal Accounting Officer and the Principal Controlling Officer ("Senior Officers") to comply with this Code of Ethics. The Head of Corporate Internal Audit will furnish this Code of Ethics to all officers and employees of the Company to which this Code applies.

II. PRINCIPLES

Each Senior Officer must act with honesty and integrity in good faith and maintain a high standard of ethical and professional conduct at all times. In particular, the Company expects each Senior Officer to:

o avoid any conflict of interests. A conflict of interest exists when a person's personal interest interferes in any way, or even potentially appears to interfere, with professional interests.

o comply with all applicable governmental laws, rules and regulations and with all Company guidelines and procedures.

o promote ethical behavior by all employees including in particular those employees involved in financial reporting and in producing and disseminating other public communications.

o provide fair, full, and timely information in financial and other reports that the Company makes public and/or submits to government authorities or other regulatory bodies. Senior Officers without a direct responsibility for such reports will inform the responsible officers about all facts relevant to and necessary for such reports on a timely and accurate basis. The Company seeks to provide disclosure that is not only in compliance with rules and regulations but that is also meaningful to the public and any investors in the Company. All Senior Officers will promote this objective.

o retain all Company records as required by applicable laws and regulations and Company guidelines.




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o    respect the confidentiality of information acquired in the course of employment except where the Company approves disclosure, or disclosure is otherwise legally required. Confidential information is not to be used in any way for personal advantage.


III. ACCOUNTABILITY FOR VIOLATIONS AND REPORTING OF VIOLATIONS

Each Senior Officer is personally responsible for ensuring that her or his professional conduct adheres to this Code of Ethics. In case of violations of the Code of Ethics, the Company will take disciplinary action in accordance with applicable laws and regulations and Company policies.

The board of directors designates the Head of Corporate Internal Audit as compliance officer responsible for administering compliance with the Code of Ethics. Any employee who becomes aware of potential or actual violations of this Code of Ethics must inform the Head of Corporate Internal Audit promptly. Such report may be submitted confidentially and anonymously.

IV. CHANGES AND WAIVERS

Any request for waivers from this Code of Ethics must be directed to the Head of Corporate Internal Audit. The board of directors of the Company must approve all waivers. Only the board of directors of the Company may adopt changes to this Code of Ethics. Any waivers from or changes to this Code of Ethics must be publicly disclosed as required by applicable laws and regulations.